SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 13th February 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

13 February 2003

SIX CONTINENTS PLC
Annual General Meeting
Trading Update

Six Continents PLC (the Company) today announces its trading update for the 3 months to 31 December 2002 in respect of Hotels, and the 16 weeks to 18 January 2003 in respect of Soft Drinks and Retail.

In Hotels we have seen encouraging revenue recovery in the first quarter, against weak prior year comparables, and many of our brands have again outperformed their respective markets. This reflects the benefits of our refurbishment programmes and the decision to increase investment in sales, marketing and technology. However, profits were substantially lower due to the planned cost increases, which weighed heavily in the first quarter, the loss of profit from hotels in renovation and the fact that the revenue growth was largely driven by occupancy. We expect these costs to diminish as the year progresses and benefits to arise from the return of InterContinental Le Grand Paris in the second half.

In Britvic, our soft drinks business, volumes and profits were again ahead of the same period last year, a year in which the business saw record results.

In Retail, total sales were 1% ahead of the same period last year with some improvement since mid December. We continue to see weaker trading in Greater London and the High Street. However, sales generated in residential areas outside London, accounting for 60% of our business, continue to be more resilient. Actions have been taken to enhance staff productivity further and to reduce support function costs to mitigate the already disclosed increases in regulatory and pension costs.

Hotels Trading

In all regions RevPAR (revenue per available room) performed better in the first quarter of the year to 30th September 2003 than the same period in the prior year. However, RevPAR is below the same period two years ago.

In the Americas, our newly renovated InterContinental hotels continued to outperform in aggregate the markets in the key cities in which they operate. The owned Americas InterContinental RevPAR is up 20.8% in the first quarter to 31 December 2002. Crowne Plaza had a creditable performance in the first quarter outperforming its market and showing a RevPAR increase of 5.9%.

In the same period our mid-scale franchise businesses performed very well despite the ongoing difficult market conditions, with Holiday Inn Express continuing to outperform its relative market with RevPAR up 3.5% and Holiday Inn performing in line with its relative market with RevPAR up 2.3%. In operating profit terms the Americas region is marginally up on last year.

In EMEA, underlying trading in our owned & leased upscale hotels remains depressed due to the high dependency on US guests. In the first quarter, InterContinental Le Grand Paris was closed against a period in which it was open last year. The hotel is expected to commence reopening in Spring 2003. RevPAR for owned and leased InterContinental and Crowne Plaza hotels was up 12.8% and 2.0% respectively in the first quarter benefiting from the increase in marketing activity.

Holiday Inn UK, after adjusting for rooms out for renovation, has continued to outperform its relative market, also having benefited from increased revenue investment. As a result, across the EMEA region as a whole, the aggregate of specific cost increases, and the loss of profit from hotels in refurbishment has meant that profits are substantially down on last year.

In Asia Pacific, the InterContinental Hong Kong has had a very strong performance, benefiting from an increase in sales and marketing, with the result that profits for the region as a whole were well ahead of last year.

As we reported in our trading statement on 1 October 2002, we committed investment in marketing and IT expenditure of $30m in 2003. Of this amount some $13m has been spent in the first quarter as planned, with a consequent increase in central costs. Dividends received from Felcor were down $4m.

Hotels Outlook

In the Americas and EMEA continued downward pressure on corporate profitability, together with the increasing climate of uncertainty as a result of slowing economic growth and the ongoing threat of war, continue to affect the prospects for our business.

Against this background we are continuing to drive RevPAR, particularly in our refurbished hotels. At the same time we are renewing our focus on the cost base, working on the assumption that the trading environment will remain difficult. Further details of the cost review will be set out in the listing particulars to be issued shortly.

Soft Drinks

Turnover in Britvic Soft Drinks rose by over 7% in the first quarter. Britvic’s leading brands have performed well, with Pepsi and Robinsons in particular having good first quarters during which both brands grew market share. Tight business controls have led to strong profit growth over the quarter.

Retail Trading

The High Street and Greater London markets saw a significant slowdown in the last quarter of 2002, and trading conditions have remained difficult in those areas. However there has been more resilient trading in the suburban estate, particularly from food sales.

Total sales were up 1% with food sales ahead by 3% and drinks sales marginally down. Uninvested like for like sales in the 8 weeks from 23 November were down 3.3%, an improvement on the previous 8 weeks, resulting in like for likes in the 16 weeks to 18 January down 3.9%.

In the year to date food and drink gross margin percentages have been held against last year. However following successful trials of some controlled promotional activities to generate incremental sales, we plan to reinvest around 1 percentage point of gross margin in the balance of the year through these and further promotional activities.

We continue to drive benefits from our scale, with gains in staff productivity in December and January running at 5% over the same period last year. We are also driving further purchasing benefits. In addition, as a result of actions already taken we are confident of delivering the £10m of annualised central cost reductions we highlighted in December, of which approximately £5m will be realised in the second half.

As previously reported, regulatory driven costs are expected to increase by £9m this year and there is an additional increase of £7m in pension costs.

With the continuing strength in property prices, we are taking advantage of specific value – enhancing disposal opportunities, largely for alternative use. These amount to £16m in the year to date and are ahead of schedule, against a forecast of at least £25m for the year.

Retail Outlook

Whilst we are not immune to any overall slowdown in UK consumer expenditure, we expect the recent trends to continue for the balance of the financial year. With our focus on the residential areas and value for money food, coupled with the increasing impact of cost reductions and rising staff productivity, we expect to deliver a resilient performance relative to a slowing economy for the rest of this year.

Debt

Medium Term Notes (the “Notes”) – The Company received acceptances for the repurchase of the Notes and approval for the removal of certain key covenants which was required for separation of the businesses to proceed. On 28 January 2003 the Company repurchased the £10 million Notes due 2004, the Euro 25 million Notes due 2006 and 92.76% of the £250 million Notes due 2007 (the “2007 Notes”). The balance of the 2007 Notes (some £18 million) remains outstanding.

£250,000,000 10 3/8% Debenture Stock 2016 (the “Stock”) – Following discussions with an Association of British Insurers special committee on the disposition of the Stock, a resolution was passed on 14 January 2003 approving the insertion of an option into the terms and conditions of the Stock, requiring the Company to redeem the Stock no later than 31 May 2003. This will enable the Company to redeem the Stock at a price corresponding to a yield of 100 basis points over the yield of the UK Treasury Stock 8% due 2015. The Company gave notice to Stockholders on 11 February 2003 that it will redeem all of the Stock on 27February 2003.

On 3 February 2003 the Company signed a new bank facility agreement for a 364 day £3 billion revolving credit facility (the “Bridge Facility”). The Bridge Facility is expected to cover the short time period between 13 February 2003 (the date on which the balance of the Company’s previous $3 billion syndicated loan facility matures) and the Separation Date when it will be cancelled and replaced by new facilities for Retail and Hotels.

– ends –

This Trading Update contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: political and other events that impact domestic or international travel – in particular the military situation in the Middle East; developments in the international debt and equity markets and the related availability of credit, including as a result of changes in applicable ratings; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences, levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of the proposed separation of the hotels and drinks business and the retail business or any future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the ability of Six Continents to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2001 filed with the United States Securities and Exchange Commission

This announcement does not constitute an offer or invitation to purchase securities.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney (‘Schroder Salomon Smith Barney’) is acting for Six Continents and no one else in connection with the proposed separation and return of capital and will not be responsible to any other person for providing advice in relation to the proposed separation and return of capital.

This announcement for which the directors of Six Continents PLC are responsible has been issued by Six Continents PLC and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Schroder Salomon Smith Barney of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB.

For further information, please contact:

Mark Rigby, Corporate Affairs	020 7409 8105
Alastair Scott, Investor Relations	020 7355 6532

Notes to editors:

Six Continents is a leading global hospitality group with over 3,300 hotels across nearly 100 countries and territories and over 2,000 restaurants and bars in the UK and Germany.

–	Six Continents Hotels is a leading global hotel group whose brands include InterContinental Hotels and Resorts, Crowne Plaza Hotels and Resorts, Holiday Inn, Express by Holiday Inn and Staybridge Suites. It owns, operates or franchises more than 3,300 hotels and over 515,000 guest rooms in nearly 100 countries and territories around the world
–	Six Continents Retail is the UK's leading managed pubs, bars and restaurant group with over 2,000 outlets including brands such as Vintage Inns, Harvester, Toby, Browns, All Bar One, It's A Scream, O'Neill's, Edwards, Ember Inns and Goose.
–	Britvic Soft Drinks is one of the leading UK producers and distributors of branded soft drinks with brands such as Tango, Robinsons, Britvic and the UK franchise for Pepsi

Please refer to www.sixcontinents.com for more information on the company, including press releases.

FY 03 Monthly RevPAR variance versus FY 02	October	November	December	January
Americas:
InterContinental – Owned & Leased	34.7%	17.2%	10.6%	1.8%
Crowne Plaza	4.6%	4.9%	8.3%	-3.3%
Holiday Inn	4.1%	1.0%	3.1%	-0.7%
Holiday Inn Express	4.9%	2.3%	4.3%	0.3%

EMEA:
InterContinental Owned & Leased	26.4%	6.4%	1.3%	-3.1%
Holiday Inn UK Regions	9.5%	3.4%	-1.5%	-3.1%
Holiday Inn UK London	14.2%	14.2%	10.5%	12.3%

FY 03 Monthly RevPAR variance versus FY 01	October	November	December	January
Americas:
InterContinental – Owned & Leased	-25.8%	-30.5%	-21.2%	-9.4%
Crowne Plaza	-21.6%	-22.7%	-18.2%	-21.3%
Holiday Inn	-12.6%	-14.7%	-9.5%	-14.0%
Holiday Inn Express	-0.9%	-3.0%	2.3%	-3.4%

EMEA:
InterContinental Owned & Leased	-21.7%	-26.7%	-19.6%	-16.1%
Holiday Inn UK Regions	-3.3%	-4.0%	-5.9%	-10.4%
Holiday Inn UK London	-25.0%	-24.3%	-20.9%	-19.1%

FY 03 Monthly Occupancy variance versus FY 02	October	November	December	January
Americas:
InterContinental – Owned & Leased	12.5%	8.2%	2.8%	1.8%
Crowne Plaza	4.0%	3.7%	2.9%	-0.1%
Holiday Inn	2.2%	0.2%	0.7%	-0.4%
Holiday Inn Express	2.1%	0.3%	1.5%	0.1%

EMEA:
InterContinental Owned & Leased	9.8%	5.3%	1.4%	3.2%
Holiday Inn UK Regions	4.4%	3.2%	-1.6%	-1.7%
Holiday Inn UK London	8.5%	8.7%	6.6%	9.0%

FY 03 Monthly Occupancy variance versus FY 01	October	November	December	January
Americas:
InterContinental – Owned & Leased	-8.9%	-10.0%	-0.5%	4.7%
Crowne Plaza	-8.7%	-8.0%	-5.3%	-5.6%
Holiday Inn	-6.3%	-6.5%	-3.2%	-4.8%
Holiday Inn Express	-1.9%	-3.0%	-	-1.5%

EMEA:
InterContinental Owned & Leased	-13.8%	-11.6%	-7.4%	-3.5%
Holiday Inn UK Regions	-4.2%	-2.9%	-4.8%	-6.7%
Holiday Inn UK London	-13.3%	-11.6%	-8.7%	-6.0%

FY 03 Monthly Rate variance versus FY 02	October	November	December	January
Americas:
InterContinental – Owned & Leased	11.2%	2.8%	5.3%	-1.4%
Crowne Plaza	-1.7%	-1.6%	1.8%	-3.2%
Holiday Inn	0.5%	0.6%	1.4%	0.1%
Holiday Inn Express	1.5%	1.8%	0.9%	0.2%

EMEA:
InterContinental Owned & Leased	8.9%	-2.2%	-1.4%	-8.6%
Holiday Inn UK Regions	2.8%	-1.4%	1.3%	0.2%
Holiday Inn UK London	1.1%	1.0%	0.1%	-2.3%

FY 03 Monthly Rate variance versus FY 01	October	November	December	January
Americas:
InterContinental – Owned & Leased	-16.7%	-20.1%	-20.6%	-16.7%
Crowne Plaza	-11.5%	-12.3%	-9.3%	-12.9%
Holiday Inn	-3.9%	-4.4%	-3.1%	-5.4%
Holiday Inn Express	2.0%	2.3%	2.3%	-0.6%

EMEA:
InterContinental Owned & Leased	-6.4%	-13.8%	-8.4%	-11.0%
Holiday Inn UK Regions	2.2%	-	2.6%	1.4%
Holiday Inn UK London	-11.5%	-12.7%	-10.9%	-12.0%

RevPAR by Region, Ownership & Brand (FY03, Quarter 1)

	Occupancy %		ADR (US$)		RevPAR (US$)
	Actual	Growth % Pts	Actual	Growth %	Actual	Growth %
OWNED & LEASED
Americas
InterContinental	65.5	7.7	175.35	6.6	114.87	20.8
Crowne Plaza	68.3	7.2	107.83	-2.6	73.66	8.8
Holiday Inn	56.1	2.7	76.69	-3.6	43.05	1.2
Express	–	–	–	–	–	–
Staybridge	65.3	8.6	81.07	-1.4	52.97	13.6

EMEA
InterContinental	63.3	5.5	161.99	3.0	102.56	12.8
Crowne Plaza	69.6	3.4	104.05	-3.0	72.43	2.0
Holiday Inn	66.5	2.7	90.59	0.5	60.22	4.9
Express	52.2	-0.2	56.41	-7.9	29.42	-8.2

Asia Pacific
InterContinental	73.6	16.8	206.84	13.2	152.29	46.5
Crowne Plaza	72.0	5.4	85.71	-3.6	61.67	4.2
Holiday Inn	78.7	5.8	62.81	-2.7	49.41	5.1
Express	–	–	–	–	–	–

MANAGED
Americas
InterContinental	48.9	-1.1	114.50	-9.4	55.98	-11.5
Crowne Plaza	58.1	3.6	109.49	0.4	63.64	7.1
Holiday Inn	57.9	4.0	76.10	-2.1	44.09	5.0
Express	56.3	8.2	83.12	2.8	46.78	20.2

EMEA
InterContinental	55.6	9.2	132.11	11.2	73.51	33.3
Crowne Plaza	63.1	10.1	96.12	1.7	60.68	21.0
Holiday Inn	52.5	8.6	66.02	-0.5	34.69	18.9
Express	46.9	-2.5	57.77	0.4	27.10	-4.7

Asia Pacific
InterContinental	64.5	1.8	131.67	-1.5	84.94	1.4
Crowne Plaza	65.9	1.0	63.23	-1.3	41.69	0.3
Holiday Inn	72.6	7.6	56.76	4.3	41.18	16.5
Express	62.1	0.5	61.76	-3.9	38.35	-3.2

RevPAR by Region, Ownership & Brand (FY03, Quarter 1)

	Occupancy %		ADR (US$)		RevPAR (US$)
	Actual	Growth % Pts	Actual	Growth %	Actual	Growth %
FRANCHISED
Americas
InterContinental	48.4	6.2	112.35	2.0	54.32	17.1
Crowne Plaza	57.3	4.1	90.95	-2.0	52.16	5.6
Holiday Inn	53.5	0.8	75.04	0.8	40.12	2.3
Express	56.2	1.3	70.03	1.1	39.33	3.5
Staybridge	62.6	11.0	79.26	3.6	49.64	25.6

EMEA
InterContinental	73.4	12.4	60.98	16.1	44.73	39.7
Crowne Plaza	60.1	2.0	94.63	5.5	56.87	9.1
Holiday Inn	62.4	2.4	67.91	3.0	42.40	7.2
Express	67.2	-0.6	72.49	6.6	48.70	5.7

Asia Pacific
InterContinental	77.5	9.1	127.99	-4.2	99.22	8.6
Crowne Plaza	76.0	8.1	84.14	-0.4	63.99	11.5
Holiday Inn	67.6	4.8	56.39	-6.8	38.10	0.4
Express	66.1	1.4	49.96	-6.6	33.03	-4.6

TOTAL
Americas
InterContinental	53.7	4.5	136.09	1.8	73.06	11.2
Crowne Plaza	58.3	4.2	97.22	-1.6	56.71	5.9
Holiday Inn	53.9	1.1	75.16	0.5	40.50	2.5
Express	56.2	1.3	70.13	1.1	39.38	3.6
Staybridge	63.8	10.4	80.08	0.7	51.11	20.4

EMEA
InterContinental	59.3	8.1	131.84	6.2	78.16	23.0
Crowne Plaza	63.6	4.9	97.93	1.7	62.33	10.2
Holiday Inn	62.5	3.3	74.71	1.8	46.66	7.6
Express	65.0	-0.7	70.96	5.6	46.14	4.5

Asia Pacific
InterContinental	69.7	4.8	136.63	3.3	95.21	11.0
Crowne Plaza	68.3	2.6	69.45	-2.5	47.41	1.4
Holiday Inn	71.9	6.7	57.38	0.6	41.27	10.8
Express	64.8	1.0	53.78	-5.7	34.83	-4.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	13th February 2003